Mail Stop 4720

August 5, 2009

By U.S. Mail and Facsimile to (213) 384-0990.

Brian E. Cho
Executive Vice President and Chief Financial Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, CA 90010

> **Re:** **Hanmi Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-30421**

Dear Mr. Cho:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis
Critical Accounting Policies
Investment Securities, page 34

1. We note your disclosure that you may make an adjustment to the price received from a third party as a result of your analysis of whether prices received from brokers or pricing services are reasonable. Please revise future filings to disclose the amount of any such adjustments made by major investment class and provide

greater detail as to how you concluded that the prices received from third parties were not an appropriate representation of fair value. Additionally, please disclose the types of inputs you use in your internal and external cash flow models and how you determined that these adjustments did not required these measurements to be reported as Level 3 measurements.

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items, page 48

2. We note your disclosures on page 50 regarding the increase in your Allowance for loan losses. In future filings beginning in your next Form 10-Q, please revise to provide greater granularity in factors considered in determining your allowance. As part of that disclosure, please address the following:

   a. Please discuss how you considered the significant increase in nonperforming loans and discuss in greater detail how you considered whether an allowance was needed for those nonperforming loans. For instance, for the specific significant nonperforming loans that contributed to the increase in the balance of nonperforming loans, please disclose how these loans were considered when determining your allowance. Specifically address how you considered that your nonperforming loans increased significantly faster than your allowance for loan losses during 2008 and the first quarter of 2009.

   b. Please quantify and discuss the extent of the "higher estimated loss severity arising from a softening economy" as referred to in your disclosure.

   c. Please provide additional details of the "better collateral coverage on certain gross loans and the presence of guarantees" which partially offset the higher estimated loss severity.

Consolidated Financial Statements
Note 3 – Securities, page 84

1. Please revise to disclose gross gains and gross losses recognized on sales of available for sale securities. Refer to paragraph 21(a) of SFAS 115.

Note 14 – Regulatory Matters, page 103

2. Please revise to disclose the following information regarding the Memorandum of Understanding with the FRB and the DFI:

   a. Please revise your discussion beginning on page 3 to describe any specific changes made to your loan policies and procedures that were made during the three years presented, including any that were required by the MOU.

      b. Please disclose whether there were any changes made to your methodology for estimating the allowance for loan during the three years presented, including any changes that were as a result of the MOU. If so, please disclose your methodology prior to the changes, the specific changes made to the methodology and the financial statement impact of these changes.

      c. Please revise to provide an expanded description of the specific actions you are taking to comply with the provisions MOU and expand your discussion of your progress in addressing the issues set forth therein.

      d. Please disclose the extent of any financial statement impact of complying with requirements of the MOU, including any additional Provision for loan losses that resulted from the MOU, in addition to the above disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or myself at (202) 551-3494 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief